Exhibit 99.1

East Stone Acquisition Corporation and NWTN Inc. Announce Shareholder

Approval and Closing of Business Combination

Burlington, MA and Dubai, UAE, November 14, 2022 --  East Stone Acquisition Corporation (Nasdaq: ESSC) (“East Stone”), a publicly traded special purpose acquisition company, and NWTN Inc. (“NWTN”), an eco-conscious mobility technology company bringing passenger-centric green premium mobility solutions to the world, today announced that the business combination of East Stone and NWTN (the “Business Combination”) was approved by shareholders at a Special Meeting on November 10, 2022, and the transaction closed November 11, 2022. The combined company will retain the NWTN name, and its Class B ordinary shares and warrants are expected to begin trading on the Nasdaq under the symbol “NWTN” on November 14, 2022.

NWTN’s Chief Executive Officer, Executive Director and Chairman, Nan (Alan) Wu, said, “We are so pleased to announce this major milestone in our business development. This marks an important step forward in the strategic execution of our vision to bring passenger-centric green premium mobility solutions to the world. The NWTN team is committed to changing the automobile industry, and we look forward to the next chapter as a publicly traded company.”

“NWTN is comprised of a driven team devoted to revolutionizing the industry through its green technology development and solutions. We believe that the funds generated by the business combination and related financing will greatly assist NWTN in executing on its vision and accelerate its expansion to reach global markets. We are pleased to close this transaction and look forward to continuing our work alongside the NWTN team,” said Xiaoma (Sherman) Lu, Chief Executive Officer of East Stone.

TRANSACTION DETAILS

In connection with the Business Combination, NWTN will receive gross proceeds of $400 million US dollars in PIPE investment from institutional investors and strategic partners. Upon closing of the Business Combination, Xiaoma (Sherman) Lu, CEO and director of East Stone, and Michael Cashel, director of East Stone, have joined NWTN’s Board of Directors.

ADVISORS

Ellenoff Grossman & Schole LLP served as legal advisor to East Stone. Linklaters LLP served as legal advisor to NWTN. I-Bankers served as financial advisor to East Stone and China Renaissance served as financial advisor to NWTN.

Additional information about the completed Business Combination will be provided in a Current Report on Form 8-K to be filed by East Stone and a Form 6-K to be filed by NWTN with the Securities and Exchange Commission and available at www.sec.gov.

ABOUT NWTN

NWTN is a pioneering green technology company with a mission to bring premium passenger-centric mobility and green energy solutions to the world. Headquartered in Dubai and with its manufacturing facilities in Abu Dhabi, UAE, NWTN aims to integrate avant-garde design, life-style personalization, IoT connectivity, autonomous driving technology, and green energy eco-systems to its future mobility solutions. Its core technology includes modular pure electric platforms, battery packing and management technology, a digital on-board connectivity system, continuously upgraded electric and electronic architecture as well as autonomous driving technology.

NWTN focuses on growth and development in the entire value chain of clean energy applications in the UAE and intends to expand to the Middle East, North Africa, and other Southeast Asian and European territories.

ABOUT EAST STONE

East Stone Acquisition Corporation (Nasdaq: ESSC) is a blank check company incorporated as a British Virgin Islands business company and incorporated for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation with, purchasing all or substantially all of the assets of, entering into contractual arrangements with, or engaging in any other similar business combination with one or more businesses or entities.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) references with respect to the anticipated benefits of the Business Combination and related PIPE investment (the “Transactions”) and the projected future financial performance of East Stone and ICONIQ Holding Limited’s (the “Company”) operating companies following the Transactions; (2) changes in the market for the Company’s products and services and expansion plans and opportunities; (3) the sources and uses of cash of the Transactions; (4) the projected technological developments of the Company and its competitors; and (5) anticipated short- and long-term customer benefits. These statements are based on various assumptions, whether or not identified in this release, and on the current expectations of the Company’s and East Stone’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and East Stone. These forward-looking statements are subject to a number of risks and uncertainties, including the risk that the Transactions disrupt current plans and operations as a result of the consummation of the Transactions described herein; the inability to recognize the anticipated benefits of the Transactions; the ability to maintain the listing of NWTN’s securities on The Nasdaq Stock Market following the Transactions, including having the requisite number of shareholders; costs related to the Transactions; changes in domestic and foreign business, market, financial, political and legal conditions; the Company’s ability to successfully and timely develop, manufacture, sell and expand its technology and products, including implement its growth strategy; the Company’s ability to adequately manage any supply chain risks, including the purchase of a sufficient supply of critical components incorporated into its product offerings; risks relating to the Company’s operations and business, including information technology and cybersecurity risks, failure to adequately forecast supply and demand, loss of key customers and deterioration in relationships between the Company and its employees; the Company’s ability to successfully collaborate with business partners; demand for the Company’s current and future offerings; risks that orders that have been placed for the Company’s products are cancelled or modified; risks related to increased competition; risks relating to potential disruption in the transportation and shipping infrastructure, including trade policies and export controls; risks that the Company is unable to secure or protect its intellectual property; risks of product liability or regulatory lawsuits relating to the Company’s products and services; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the uncertain effects of the COVID-19 pandemic and certain geopolitical developments; the outcome of any legal proceedings that may be instituted against the Company, East Stone or NWTN or other following consummation of the Transactions and transactions contemplated thereby; the ability of the Company to execute its business model, including market acceptance of its planned products and services and achieving sufficient production volumes at acceptable quality levels and prices; technological improvements by the Company’s peers and competitors; and those risk factors discussed in documents of NWTN and East Stone filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither East Stone nor the Company presently know or that East Stone and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect East Stone’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this release. East Stone and the Company anticipate that subsequent events and developments will cause East Stone’s and the Company’s assessments to change. However, while East Stone and the Company may elect to update these forward-looking statements at some point in the future, East Stone and the Company specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by East Stone and NWTN. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

East Stone Acquisition Corporation
Xiaoma (Sherman) Lu
2 Burlington Woods Drive, Suite 100
Burlington, MA 01803
sherman@estonecapital.com

For investor enquiries:

Michael Bowen
nwtnir@icrinc.com

For media enquiries:

Edmond Lococo
nwtnpr@icrinc.com